UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___________________ to __________________

Commission file number 1-08246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWESTERN ENERGY COMPANY 2350 N. Sam Houston Parkway E. Suite 125 Houston, Texas 77032

Financial Statements, Supplemental Schedule and Report of Independent Registered Public Accounting Firm

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

December 31, 2008 and 2007

Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of net assets available for benefits – December 31, 2008 and 2007

2

Statements of changes in net assets available for benefits –

For the years ended December 31, 2008 and 2007

3

NOTES TO FINANCIAL STATEMENTS

4

SUPPLEMENTAL SCHEDULE:

Form 5500 - Schedule H, Line 4i – Schedule of assets (held at end of year) –

December 31, 2008

11

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Southwestern Energy Company 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

June 26, 2009

Southwestern Energy Company

401(k) Savings Plan

Statements of net assets available for benefits

December 31, 2008 and 2007

	2008	2007
ASSETS:
Investments
Mutual funds	$ 16,702,067	$ 27,343,551
Collective trusts	6,422,674	15,250,936
Common stocks	11,695,639	16,483,990
Participant loans	771,407	1,124,363
Total investments	35,591,787	60,202,840

Receivables
Participants’ contributions	300,846	266,742
Employer’s contributions	152,143	139,978
Total receivables	452,989	406,720

Net assets available for benefits at fair value	36,044,776	60,609,560

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	262,820	137,999

Net assets available for benefits	$ 36,307,596	$ 60,747,559

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

Statements of changes in net assets available for benefits

For the years ended December 31, 2008 and 2007

	2008	2007
ADDITIONS:
Contributions
Participant	$ 6,720,401	$ 5,375,242
Employer, net of forfeitures	3,578,609	2,864,821
Rollover	498,119	592,194
Total contributions	10,797,129	8,832,257

Investment income
Interest and dividend income	1,188,990	2,526,011
Net (depreciation) / appreciation in fair value of investments	(9,336,541)	6,004,020
Net investment (loss) / income	(8,147,551)	8,530,031
Total additions	2,649,578	17,362,288

DEDUCTIONS:
Benefits paid to participants	8,422,950	3,276,535
Total deductions	8,422,950	3,276,535

TRANSFER OUT DUE TO DISPOSITION (Note I)	18,666,591	―

Net (decrease) / increase in net assets available for benefits	(24,439,963)	14,085,753

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	60,747,559	46,661,806
End of year	$ 36,307,596	$ 60,747,559

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements

December 31, 2008 and 2007

A -

DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.   General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “IRC”).  The Plan covers all employees of Southwestern Energy Company (the “Company”) and its subsidiaries except for:

a)

Employees who have not yet completed thirty (30) days of service,

b)

Employees who are under the age of eighteen (18),

c)

Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period,

d)

Leased employees, and

e)

Non-resident aliens.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

2.    Contributions

Participants may contribute from 1% to 25% of pretax annual eligible compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also rollover amounts from other qualified defined benefit or defined contribution plans.  The Company contributes 100% of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation that a participant contributes to the Plan.  All contributions to the Plan are invested under the direction of the participant in 16 investment options including Company stock.  Investments in the stock of Entergy Corporation originated from a previous plan merger and are no longer an active investment option.  Contributions are subject to certain limitations.

3.    Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2008 and 2007

4.    Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5.    Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of a participant’s vested account balance.  The loans are secured by the balance in the participant’s account and bear fixed interest at one percentage point above the prime lending rate at the inception of the loan.  Principal and interest is generally paid through payroll deductions.  Amounts repaid are reinvested in investment options based on the participant’s current investment elections.  At December 31, 2008, interest rates ranged from 4.25% to 9.25%.

6.    Payment of Benefits

On termination of service due to death, disability, or retirement a participant or a participant’s estate may receive the full value of his or her account in a lump-sum or over an installment period of not more than 10 years.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

7.    Forfeitures

At December 31, 2008 and 2007, there were no forfeited non-vested accounts.  These accounts can be used to pay administrative expenses or reduce future employer contributions.  During 2008 and 2007, employer contributions were reduced by $3,590 and $200, respectively, from forfeited non-vested accounts.

8.

Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in rollover contributions at fair value.

B -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting.

The Plan applies Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2008 and 2007

The FSP concludes contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through collective trusts.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investments in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

2.    Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3.    Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

4.    Plan Expenses

Expenses incurred in connection with the Plan are paid by the Company.  During 2008 and 2007, the Company paid $49,930 and $28,062, respectively, of expenses on behalf of the Plan.  Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.  The Company does not seek to be reimbursed by the Plan for payment of such expenses.

5.    Payments of Benefits

Benefits are recorded when paid.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2008 and 2007

C -

INVESTMENTS

The following investments, stated at market value, represent 5% or more of the net assets available for benefits at December 31:

Name	2008	2007

Southwestern Energy Company - Common Stock	$ 11,553,649	$ 16,202,870
Scudder Trust Company Collective Investment Trust – Stable Value Fund	3,288,807	7,528,622
Scudder Trust Company Collective Investment Trust – Stock Index Fund	3,133,867	7,722,314
PIMCO Funds – Total Return Fund	2,736,650	3,978,091
Amer Europacific Growth – R-3 International Fund	2,517,822	4,132,133
Davis New York Venture Fund	2,033,263	5,847,294
Old Mutual Mid-Cap Fund	―	3,573,370
T. Rowe Price Retirement 2020 Fund	―	3,438,571

During 2008 and 2007, the Plan’s investments (including investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

	2008	2007

Mutual funds	$ (9,156,739)	$ (680,819)
Collective trusts	(2,340,517)	391,302
Common stocks	2,160,715	6,293,537
	$ (9,336,541)	$ 6,004,020

D – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 ("FAS 157"), Fair Value Measurements, for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis.  FAS 157 defines fair value, established a framework for measuring fair value and expands disclosure about such fair value measurements.  FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  As a basis for evaluating such assumptions, FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value as follows:

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2008 and 2007

Level 1

Quoted market prices (unadjusted) in active markets for identical assets and liabilities.

Level 2

Inputs, other than the quoted prices in active markets included within Level 1, that are observable for the asset or liability either directly or indirectly.

Level 3

Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

The following are assets measured at fair value on a recurring basis at December 31, 2008:

Description	Level 1	Level 2	Level 3	Total

Mutual funds	$ 16,702,067	$ ―	$ ―	$ 16,702,067
Collective trusts	―	6,422,674	―	6,422,674
Common stocks	11,695,639	―	―	11,695,639
Participant loans	―	―	771,407	771,407
Total investments at fair value	$ 28,397,706	$ 6,422,674	$ 771,407	$ 35,591,787

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant
Loans

Balance, beginning of year	$ 1,124,363
Issuances and settlements, net	(352,956)
Balance, end of year	$ 771,407

Common stocks are valued at quoted year-end market prices.  Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Participant loans are valued at the unpaid principal balance, which approximates fair value.  The Plan’s interest in the collective trusts are valued based on fair value information reported by the investment advisor using the audited financial statements of the collective trusts at year end.

E -

TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated December 10, 2001, stating that the Plan was designed in accordance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

F -

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2008 and 2007

G -

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stocks and collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

H -

RELATED PARTY TRANSACTIONS

Plan investments include shares of Southwestern Energy Company common stock.  These transactions represent investments in the Company and therefore, qualify as party-in-interest transactions.  Plan investments also include shares of mutual funds managed by Scudder Trust Company.  Scudder Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  There were no fees paid by the Plan for the investment management services for the year ended December 31, 2008.

I -

TRANSFER OUT DUE TO DISPOSITION

Pursuant to the purchase and sale agreement between the Company and SourceGas, LLC dated November 9, 2007, the Company’s utility subsidiary, Arkansas Western Gas Company (“AWG”), was sold to SourceGas, LLC on July 1, 2008, and all AWG employees became employees of SourceGas, LLC.  As required in the purchase and sale agreement, the participating AWG employees’ account balances, totaling $18,666,591 in the aggregate, were transferred to the SourceGas, LLC plan on the closing date.

J -

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007

Net assets available for benefits per the financial statements	$ 36,307,596	$ 60,747,559
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(262,820)	(137,999)
Net assets available for benefits per the Form 5500	$ 36,044,776	$ 60,609,560

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2008 and 2007

The following is a reconciliation of total additions per the financial statements to total income to the 2008 Form 5500 as of December 31:

2008

Total additions per the financial statements	$ 2,649,578
Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	137,999
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(262,820)
Total income per the Form 5500	$ 2,524,757

K -

SUBSEQUENT EVENTS

Effective January 1, 2009, the Plan was amended to add certain provisions of the Pension Protection Act of 2006 relating to Roth 401(k) contributions and Roth IRA rollovers.  The amendment did not affect the net assets available for benefits as of December 31, 2008.

SUPPLEMENTAL SCHEDULE

Southwestern Energy Company

401(k) Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of assets (held at end of year)

December 31, 2008

(a)	(b)	(c)	(e)
		Description of Investment,
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Identification	Lessor or Similar Party	Par or Maturity Value	Value
*	Southwestern Energy Company	398,814 Common Shares	$11,553,649
*	Scudder Trust Company Collective Investment Trust – Stable Value Fund	Collective Trust	3,288,807
*	Scudder Trust Company Collective Investment Trust – Stock Index Fund	Collective Trust	3,133,867
	PIMCO Funds – Total Return Fund	Mutual Fund	2,736,650
	Amer Europacific Growth – R-3 International Fund	Mutual Fund	2,517,822
	Davis New York Venture Fund	Mutual Fund	2,033,263
	Old Mutual Mid-Cap Fund	Mutual Fund	1,803,901
	T. Rowe Price Retirement 2020 Advantage	Mutual Fund	1,781,357
	Aston/River Road Small Cap Value	Mutual Fund	1,152,942
	T. Rowe Price Retirement 2030 Advantage	Mutual Fund	1,134,326
	T. Rowe Price Retirement 2040 Advantage	Mutual Fund	1,128,930
*	Scudder Trust Company Large Cap Value Fund	Mutual Fund	872,888
	Aston/Montag Caldwell Long Term Growth Fund	Mutual Fund	842,885
	T. Rowe Price Retirement 2010 Advantage	Mutual Fund	421,835
	T. Rowe Price Retirement Income Advantage	Mutual Fund	275,268
	Entergy Corporation	1,708 Common Shares	141,990
*	Participant loans	Participant loans with interest rates from 4.25% to 9.25% and maturity dates through 2014	771,407
			$35,591,787

*	Party-in-interest

Note:  Column (d) has been omitted as all investments are participant directed.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

Date: June 29, 2009	By:	/s/ GREG D. KERLEY
Greg D. Kerley Executive Vice President and Chief Financial Officer, Southwestern Energy Company

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Grant Thornton LLP